SUPPLEMENT Dated April 26, 2011
To The Current Prospectus

GoldenSelect DVA Series 100
And
GoldenSelect Value

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

Effective April 29, 2011 the following subadviser and fund name changes apply to the investment portfolios listed below. These investment portfolios are currently open to new investments.

List of Subadviser and Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Wells Fargo Health Care Portfolio	ING BlackRock Health Sciences Opportunities Portfolio (Class S)
Former Subadviser: Wells Fargo Funds Management, LLC	*Current Subadviser*: BlackRock Investment Management, LLC
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio (Class S)
ING Van Kampen Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio (Class S)